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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                               Ansoft Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
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                         (Title of Class of Securities)

                                   036384 10 5
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                                 (CUSIP Number)

                         Four Station Square, Suite 660
                         Pittsburgh, Pennsylvania 15219
                              Attention: Tony Ryan
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 18, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Zoltan J. Cendes
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                           7     SOLE VOTING POWER

                                 1,205,818
                           -----------------------------------------------------
                           8     SHARES VOTING POWER
    NUMBER OF SHARES
      BENEFICIALLY               None
                           -----------------------------------------------------
 OWNED BY EACH REPORTING   9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                 1,205,818
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,205,818
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.46%
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14       TYPE OF REPORTING PERSON

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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ITEM 1. SECURITY AND ISSUER.

        This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Ansoft Corporation ("Ansoft"). Ansoft's principal executive office is located at Four Station Square, Suite 660, Pittsburgh, Pennsylvania 15219.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed on behalf of Zoltan J. Cendes, a director and Chief Technology Officer of Ansoft.

     (b)  Dr. Cendes resides at 232 Foxhurst Drive, Pittsburgh, PA 15238.

     (c)  Dr. Cendes' principal occupation is Chief Technology Officer of
          Ansoft.

 (d)-(e) Dr. Cendes has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

     (f)  Dr. Cendes is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On November 18, 1998, Dr. Cendes purchased 300,000 shares of Common Stock from American Banner Resources, Inc., an affiliate of Nicholas Csendes, the President and a director of Ansoft, and Thomas A. N. Miller, also a director of Ansoft. Dr. Cendes agreed to pay for the shares in part with cash ($98,700) and in part with a 10-year note to American Banner Resources, Inc., with an interest rate of 6.5% per annum. Dr. Cendes' loan from American Banner Resources, Inc., is secured by a pledge of the shares being purchased.

ITEM 4. PURPOSE OF TRANSACTION.

        The shares of Ansoft Common Stock owned by Dr. Cendes are being held for investment purposes. Dr. Cendes does not presently have any plans or proposals which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. Dr. Cendes most recently acquired 300,000 shares of Common Stock from American Banner Resources, Inc., an affiliate of other directors of Ansoft, in a privately negotiated transaction. The amount of shares of Common Stock over which Mr. Cendes is reporting beneficial ownership includes 195,200 shares of Common Stock issuable upon exercise of stock options.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) In computing the percentage of ownership of Common Stock of Ansoft for the purposes of this Schedule 13D, the reporting person has relied upon Ansoft's Form 10-Q for the period ended July 31, 1998, in which Ansoft reported that as of September 2, 1998, there were 11,522,969 shares of Common Stock outstanding. Accordingly, as of the date hereof, Dr. Cendes owns 1,205,818 shares of Common Stock, or 10.46% of the outstanding shares of Common Stock (including the 195,200 shares referred to in Item 4).


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     (b)  Dr. Cendes possesses sole voting and dispositive power over all of the outstanding shares of Common Stock which he beneficially owns.

     (c) Dr. Cendes has not effected any transaction in the Common Stock during the past sixty (60) days other than as disclosed above.

     (d) To the knowledge of Dr. Cendes, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Dr. Cendes.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit I - Promissory Note to American Banner Resources, Inc.

        Exhibit II - Stock Pledge Agreement between American Banner Resources, Inc. and Zoltan J. Cendes



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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



12/18/98                                     /s/ Zoltan J. Cendes
------------------------------               ----------------------------------
         Date                                           Signature

                                                      Zoltan J. Cendes
                                             -----------------------------------
                                                         Name/Title




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                                    EXHIBIT I

                     PROMISSORY INSTALLMENT COLLATERAL NOTE


         For value received, the undersigned (the "Maker") promises to pay to the order of American Banner Resources, Inc., a Louisiana corporation (the "Holder"), $888,300.00, with six and one-half percent (6-1/2%) interest per annum, payable in quarterly installments of principal and interest beginning March 31, 1999, of $53,000 each continuing until the full amount plus interest is paid in full. Payments shall first be applied to interest and the balance to reduction of principal.

         All or any portion of the unpaid principal obligation and interest hereunder may be prepaid by the Maker before the due date of the obligation without a penalty of any kind.

         Maker and Holder have entered into a Stock Purchase Agreement (the "Contract") under which Maker is obligated to provide Holder with this Promissory Installment Note (the "Note"), To secure payment of this Note, the Maker has pledged to the Holder 300,000 shares of Ansoft Corporation common stock as more completely set forth in the Security Agreement executed by the Maker in favor of the Holder. All certificates evidencing the 300,000 shares of Ansoft Corporation common stock pledged as collateral shall be available to Holder upon demand and Maker shall deliver to Holder an Assignment Separate From Certificates with regard to the pledged shares.

         The Maker agrees that in any one of the following events of default, the entire unpaid balance of this Note, with accrued interest, shall become at once due and payable, without presentment, demand for payment, protest, or notice of protest:

         1. Default in a payment of any payment of interest or principal when it becomes due and payable, and continuance of such default for a period of thirty (30) days after receipt of notice of default;



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         2.    The entry of a decree or order by a court having jurisdiction adjudging the Maker a bankrupt or insolvent, or approving as properly filed a petition for reorganization, arrangement, adjustment, or composition of or in respect of the Maker under the Federal Bankruptcy Code or any applicable Federal or State Law;

         3. The institution by the Maker of proceeding to be adjudicated a debtor under the Federal Bankruptcy Code, or the consent by it to the institution of bankruptcy or insolvency proceedings, or the filing of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable Federal or State law, or the consent to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Maker, or of any substantial part of their property or the making of an assignment for the benefit of creditors or the admission by either of them in writing of their inability to pay their debts generally as they come due, or the taking of action by either of them in furtherance of such action.

         Except as otherwise agreed upon in writing by the Holder and Maker, the Maker is hereby waiving demand, presentment, protest, notice of protest, and notice of dishonor, and agrees in the event of default to pay all costs of collection, and all reasonable attorneys' fees. The Holder's forbearance in enforcing his rights as to collection or payment of any installment when due shall not constitute a waiver of his right to enforce prompt payment of that or any future installment on the unpaid balance, if this Note shall be deemed non-negotiable under the Uniform Commercial Code, it shall nonetheless be negotiable by assignment and governed by the Uniform Commercial Code as if it were negotiable.

         In the event of default of payment of this Note, or in the provisions of said Contract, the Holder may exercise the rights and remedies provided to it by said Contract and/or the rights and remedies provided to a secured party under the Uniform Commercial Code in force in the State of Minnesota as it may be from time to time amended, which rights may be exercised singly or in combination without election.



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             The undersigned acknowledges receipt of a copy hereof.


                                                     MAKER:


                                                     By:  /s/ Zoltan Cendes
                                                        -----------------------
                                                        Zoltan Cendes

                                                     Dated:  November 18, 1998

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                                   EXHIBIT II

                               SECURITY AGREEMENT

         The undersigned (hereinafter called "Pledgor"), in consideration of financial accommodations given or to be given by American Banner Resources, Inc. (hereinafter called " Secured Party ") hereby grants to the Secured Party a security interest in the following described property (hereinafter called "Collateral"):

          300,000 shares of Ansoft Corporation common stock to secure payment to Secured Party of all amounts due Secured Party by Pledgor or to become due, now existing or hereafter at any time created (hereinafter called "Secured Obligations").

         Pledgor warrants, represents and agrees that:

         1. Pledgor has title to the Collateral, free of all liens and encumbrances except the security interest of Pledgor's brokerage firm due to Pledgor's margin account and has full power and authority to execute this Security Agreement, to perform Pledgor's obligations hereunder and to subject the Collateral to the security interest created hereby. Pledgor agrees that until all amounts due Secured Party under this transaction are paid in full Pledgor's margin account balance with regard to the Collateral when reduced by any other assets securing the margin accounts, will not exceed the value of the Collateral less 'amounts due the Secured Party.

         2. The Security Interest granted hereby is a continuing security interest and no notice of the creation or existence of any Secured Obligation or of any renewal, extension or modification thereof need be given to Pledgor. This Security Interest shall be terminated only upon payment in full of the Secured Obligations. Pledgor hereby expressly waives demand, presentment, protest and notice of dishonor on any and all of the Secured Obligations.

         3. Secured Party may from time to time, without notice to the Pledgor, and without impairing or affecting the Security Interest created hereby: (a) acquire a security interest in any property in addition to the Collateral, or release any such interest so acquired, or permit any substitution or exchange for such property or any thereof; (b) acquire the primary or secondary liability of any party or parties with respect to all or any of the Secured Obligations, or release, modify, or compromise the same or any thereof; (c) modify, extend or renew for any period any of the Secured Obligations; and (d) resort to the Collateral for payment of the Secured Obligations whether or not Secured Party shall have resorted to any other collateral or proceeded against any other party (including Borrower) primarily or secondarily liable on the Secured Obligations or any of them.

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         4.    Whenever a default shall exist in any of the Secured Obligations according to the terms thereof, the Secured Obligations shall be immediately due and payable and the Secured Party may exercise, in addition to the rights and remedies granted hereby, all rights and remedies of a secured party under the Uniform Commercial Code or any other applicable law.

         5. Pledgor agrees to pay all costs of Secured Party, including reasonable attorneys' fees, in the collection of any of the Secured Obligations and the enforcement of any of Secured Party's rights. If any notification of intended disposition of any of the Collateral is required by law, such notification shall be deemed reasonably and properly given if mailed at least ten (10) days before such disposition, postage prepaid, addressed to Pledgor at the address shown below.

         6. No delay or failure by Secured Party in the exercise of any right or remedy shall constitute a waiver thereof, and no single or partial exercise by Secured Party of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy.

         7. In the event of default the Secured Party may only liquidate such portion of the Collateral as shall be necessary to satisfy any unpaid secured obligation including interest and reasonable collection costs as provided under the secured obligations. Upon full satisfaction of such amounts, the remaining Collateral shall be returned to the Pledgor and the Secured Party shall have no further interest in such Collateral.

         Effective this 18th day of November, 1998.


                                              PLEDGOR

                                              /s/ Zoltan Cendes
                                              --------------------------
                                              Zoltan Cendes

                                              c/o Ansoft Corporation
                                              Four Station Square
                                              Commerce Court Building, Suite 660
                                              Pittsburgh, PA 15219



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